EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Second Quarter 2020 Financial Results

TAIPEI, Taiwan, Sept. 03, 2020 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2020. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2020 Financial Results (Ended June 30, 2020), and 2019 comparative results

	First 6 Months 2020	First 6 Months 2019	CHANGE
Revenues	$127.6 million	$160.6 million	(20.5)%
Operating Profit/(Loss)	$0.3 million	$(3.5) million	(1.09)%
Net Income/(Loss)	$(0.8) million	$(1.7) million	52.5%
EPS(1)	$(0.06)	$(0.12)	50.0%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2020 and 2019, respectively.

First Six Months 2020 Results

Revenues for the six months ended June 30, 2020, were $127.6 million, a decrease of 20.5% from $160.6 million for the six months ended June 30, 2019.  The decrease was primarily attributable to revenue decreases in the Company’s Thailand, North Asia, and Rest of World (“ROW”) regions. Net revenue in the Company’s Thailand region decreased by 23.6%, primarily due to decreased sales of low margin products due to COVID-19. Revenues in the Company's North Asia region decreased by 23.1%, primarily due to the cessation of manufacturing operations of Shanghai Asia Pacific Electric Co., Ltd. (“Yayang”) , and due to depreciation of the local currency. Revenues in the Company's Rest of World ("ROW") region decreased by 12.1%, primarily due to Singapore’s lockdown for reasons associated with COVID-19. The Company's North Asia region includes China and Hong Kong; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Operating profit for the six months ended June 30, 2020 increased to $0.3 million from a loss of $(3.5) million for the six months ended June 30, 2019.  Operating profit margin increased from a loss of (2.2)% in 2019 to a profit of 0.2% in 2020.  In the Thailand region, operating profit margin increased from a loss of (2.1)% to a profit of 3.7%, which was attributable primarily to the increase in sales of higher profit margin products. In the North Asia region, operating profit margin increased from 2.0% in 2019 to 3.0% for the same period in 2020, primarily attributable to the decrease in corresponding operating expenses resulting from the cessation of Yayang. The ROW region’s operating loss margin increased from (3.6) % in 2019 to (4.1)% in 2020, primarily attributable to higher average cost resulting from decreased sales volume in Singapore for reasons associated with COVID-19.

Selling, general and administrative expenses for the six months ended June 30, 2020 were $11.8 million, compared to $13.1 million reported for the six months ended June 30, 2019.  Net loss attributable to APWC shareholders was $(0.8) million for the first six months of 2020, compared to a net loss of $(1.7) million for the same period in 2019.  The decrease in net loss was primarily due to an increase in operating profit. The weighted average number of shares issued and outstanding was 13.82 million for the six months ended June 30, 2020 and 2019.

Financial Condition

APWC reported $52.9 million in cash and cash equivalents as of June 30, 2020, compared to cash and cash equivalents of $53.7 million as of December 31, 2019.

Current assets totaled $239.2 million as of June 30, 2020, compared to $239.5 million as of December 31, 2019.  Working capital was $174.7 million as of June 30, 2020.  Short term bank loans were $14.9 million at June 30, 2020, an increase from $11.4 million at the end of 2019.  The Company had $3.3 million in long-term debt outstanding at June 30, 2020, compared to $0.0 in long-term debt as of December 31, 2019. Shareholder's equity attributable to APWC was $148.1 million as of June 30, 2020, compared to $153.9 million as of December 31, 2019.

APWC reported $10.8 million in cash generated from operations during the six months ended June 30, 2020, compared to cash used in operations of $4.2 million in the corresponding period in 2019. The increase in cash generated from operations in 2020 was primarily attributable to the increased accounts receivable collection. The Company reported $15.7 million in cash outflows from investing activities during the six months ended June 30, 2020, compared to $2.3 million in cash outflows in the same period of 2019. The increase in cash used for investing activities in the first six months of 2020 was attributable primarily to the increase in purchases of property, plant and equipment in the Thailand region and the purchase of investment properties in the ROW region.  APWC reported $5.6 million in cash inflows from financing activities during the first six months of 2020, compared to $7.1 million in cash outflows from financing activities in the same period of 2019. The increase in cash inflows in 2020 was primarily attributable to an increase in the bank loan borrowing.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects", “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Senior Account Manager Phone: +1-212-989-9899 Email: apwc@asiaalphair.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of U.S. Dollars, except share data)

	For the six months
	ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$127,614	$160,602
Cost of sales	(115,544)	(151,434)
Gross profit	12,070	9,168

Other operating income	262	572
Selling, general and administrative expenses	(11,844)	(13,131)
Other operating expenses	(224)	(83)
Operating profit/(loss)	264	(3,474)

Finance costs	(370)	(562)
Finance income	178	277
Share of loss of associates	(1)	(1)
Exchange gain	145	981
Other income	584	384
Other expense	-	(82)
Profit before tax	800	(2,477)
Income tax expense	(772)	163
Profit/(Loss) for the period	$28	$(2,314)

Attributable to:
Equity holders of the parent	$(818)	$(1,723)
Non-controlling interests	$846	$(591)
Basic and diluted loss per share	$(0.06)	$(0.12)
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of U.S. Dollars, except share data)

	For the six months
	ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Profit/(Loss) for the period	$28	$(2,314)
Other comprehensive income/(loss)
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(6,919)	7,123
	(6,919)	7,123
Other comprehensive income/(loss) not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	(1,069)	227
Income tax effect	214	(45)
	(855)	182
Re-measuring income/(losses) on defined benefit plans	134	(124)
Income tax effect	(26)	24
	108	(100)

Other comprehensive income/(loss) for the period, net of tax	(7,666)	7,205
Total comprehensive income /(loss) for the period, net of tax	(7,638)	4,891
Attributable to:
Equity holders of the parent	(5,734)	1,414
Non-controlling interests	(1,904)	3,477
	$(7,638)	$4,891

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. Dollars, except share data)

	As of June 30, 2020 (Unaudited)	As of December 31, 2019 (Audited)

Assets
Current assets
Cash and cash equivalents	$52,921	$53,673
Trade receivables	52,072	74,077
Other receivables	9,636	6,868
Contract assets	1,625	4,686
Due from related parties	11,348	11,566
Inventories	104,687	85,187
Prepayments	4,615	1,926
Other current assets	2,249	1,521
	239,153	239,504
Non-current assets
Financial assets at fair value through other comprehensive income	2,968	4,062
Property, plant and equipment	42,916	41,747
Right of use assets	3,348	3,735
Prepaid land lease payments	-	-
Investment properties	5,732	730
Intangible assets	193	128
Investments in associates accounted for using equity method	903	935
Deferred tax assets	4,451	3,939
Other non-current assets	3,639	4,131
	64,150	59,407
Total assets	$303,303	$298,911

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. Dollars, except share data)

	As of June 30, 2020 (Unaudited)	As of December 31, 2019 (Audited)

Liabilities
Current liabilities
Interest-bearing loans and borrowings	$14,931	$11,356
Trade and other payables	25,727	16,879
Due to related parties	3,945	3,284
Financial liabilities at fair value through profit or loss	(23)	3
Accruals	11,583	14,437
Current tax liabilities	3,133	2,872
Employee benefit liabilities	2,012	1,888
Financial lease liabilities	570	574
Other current liabilities	2,589	2,356
	64,467	53,649
Non-current liabilities
Interest-bearing loans and borrowings	3,306	-
Employee benefit liabilities	10,154	10,434
Financial lease liabilities	1,911	2,254
Deferred tax liabilities	3,875	4,139
	19,246	16,827
Total liabilities	83,713	70,476

Equity
Issued capital	138	138
Additional paid-in capital	110,416	110,416
Treasury shares	(38)	(38)
Retained earnings	52,566	53,384
Other components of equity	(14,962)	(10,046)
Equity attributable to equity holders of the parent	148,120	153,854
Non-controlling interests	71,470	74,581
Total equity	$219,590	$228,435
Total liabilities and equity	$303,303	$298,911

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Amounts in thousands of U.S. Dollars)

	For the six months
	ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Net cash provided by/(used in) operating activities	$10,847	$(4,230)
Net cash provided by/(used in) investing activities	(15,740)	(2,305)
Net cash provided by/(used in) financing activities	5,562	(7,126)
Effect of exchange rate on cash and cash equivalents	(1,421)	1,978
Net increase/(decrease) in cash and cash equivalents	(752)	(11,683)
Cash and cash equivalents at beginning of period	53,673	60,778
Cash and cash equivalents at end of period	$52,921	$49,095